March 10, 2025

Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 29, 2024
Form 8-k furnished February 7, 2025
File No. 001-06227

Dear Ms. Gilmore:

In your letter dated February 25, 2025 (the “Comment Letter”), you requested that we respond to your comments regarding our Form 10-k for Fiscal Year ended September 29, 2024 and our Form 8-k furnished on February 7, 2025 within ten business days or advise you when we would provide a response.

As discussed with you, we request an extension of time to provide a response. Accordingly, we request an extension until Monday, March 24, 2025 to file our response to the Comment Letter.

Sincerely,

/s/ Timothy R. Millage
Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer